

FOLIONET FINANCIAL LLC
Miami, Florida

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

FOLIONET FINANCIAL LLC
December 31, 2025

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69775

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Folionet Financial LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1221 Brickell Ave. Suite 900__
(No. and Street)

__Miami__	__FL__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juan Lorenzo Santos	(305) 303-4279	juan.santos@folionet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Mercurius & Associates LLP__
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Rd.	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)
02/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Lorenzo Santos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Folionet Financial LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public State of Florida
Jaqueline Torres
My Commission
HH 231652
Exp. 4/18/2026

The foregoing document was acknowledged before me this 24 day of Feb, 2026 by Juan Lorenzo Santos
ID Produced FL DL

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*







MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of Folionet Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Folionet Financial LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as Company's auditor since 2025.

New Delhi, India
Date: February 27, 2026

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

FOLIONET FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	134,357
Commissions receivable from clearing brokers		102,240
Deposits with clearing brokers		374,545
Other deposits		116
TOTAL ASSETS	$	**611,258**

LIABILITIES AND EQUITY

LIABILITIES

Accounts payable	$	10,794
Commissions payable		21,081
Payroll tax liabilities		3,947
Total Liabilities		**35,822**
MEMBER EQUITY		**575,436**
TOTAL LIABILITIES AND MEMBER EQUITY	$	**611,258**

FOLIONET FINANCIAL LLC

NOTE 1 - NATURE OF OPERATIONS
Nature of Operations and Organization
Folionet Financial LLC ("the Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to regulation by the SEC and by the two self-regulatory organizations of which it is a member.

The Company was organized under the laws of the state of Florida in 2014 as a Limited Liability Company, with its principal office in Miami, Florida. The Company is wholly owned by Folionet Holdings Inc., the principal owner of which is Juan L. Santos.

The Company offers individuals worldwide the ability to open investment accounts in the United States. The Company operates as a broker through which its customers may buy and sell equities, fixed income securities, mutual funds, structured products, and options. As an Introducing broker, the Company does not carry cash or securities for its customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
Basis of Financial Statement Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2025 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Cash and Deposits with Clearing Brokers
For purposes of reporting cash flow, cash includes the Company checking account, deposits with clearing brokers, and other deposits.

Commissions Receivable
Commissions received after the reporting date based on customer securities purchases executed before the reporting date are reported on commission receivable. Commissions receivable are generally collected in the next month. Consequently, an allowance for doubtful accounts is not considered necessary.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Revenue Recognition

The Company adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". In accordance, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain obligations and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Software development cost

Cost of enhancing and maintaining the Company's customer interface application and website are charged to expenses as they are incurred. They are classified under the heading "Technology services".

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income or losses of the Company are passed through to the Company's sole member Folionet Holdings Inc. ("the Parent") and are reported on the Parent's corporate income tax return. The Company's separate financial statements are not required to include an allocation of current or deferred income tax expense, credits, assets or liabilities from the Parent.

NOTE 3 – SEGMENT REPORTING

In November 2023, the FASF issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU improves disclosures requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described in Notes 1 and 2. The Company's Chief Operations Decision Maker ("CODM") is Juan L. Santos. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on the gross revenues which are the same amounts in all material respects as those reported on the statement of operations. The Company adopted the standard on January 1, 2024, and this adoption did not have any material impact on the Company's financial statements.

FOLIONET FINANCIAL LLC

NOTE 4 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and StoneX Financial Inc. ("StoneX") to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

The Company does not carry or clear any customer accounts. The Company's agreements provide that its clearing brokers will keep records of the transactions effected and cleared in the customer accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. The Company is required to maintain a cash deposit with each clearing broker which is restricted as additional collateral for customer margin accounts and for other purposes. The cash deposits at December 31, 2025 were $251,527 at Apex and $123,018 at StoneX.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

At December 31, 2025, the Company had net capital of $575,436, which was $570,436 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2025, the ratio of Aggregate Indebtedness to Net Capital was 0.06 to 1.

NOTE 6 – RELATED PARTY DISCLOSURES

The Company is wholly owned by Folionet Holdings Inc. ("the Parent") which is the managing member of the Company. Juan L. Santos is the principal owner of the Parent. The Parent also owns all of the member interest in Folionet Advisers LLC ("Folionet Advisers"), which offers investment advisory services to individuals who have established accounts with the Company. Folionet Advisers charges fees based on a percentage of the asset value included in the customer accounts. The advisory fees are deducted quarterly from the customer accounts and are paid by the clearing brokers to the Company. The Company immediately remits the advisory fees to Folionet Advisers. The company does not charge Folionet Advisers for collecting and remitting the fees.

Juan L. Santos serves as a registered representative of the Company. He receives a portion of the commissions generated from the clients he manages and is also reimbursed for minor business-related expenses, such as travel. During fiscal year 2025, Mr. Santos received total compensation of $165,337.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements relevant for the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2026, the date the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.